



SECURITI   05037900   )N

OMB APPROVAL

OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2004____ AND ENDING___12/31/2004___

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babson Capital Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One Memorial Drive, Suite 1100
_____
(No. and Street)

Cambridge	MA	02142-1300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Batsimm, Treasurer   (617) 761-3710
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
_____
(Name – if individual, state last, first, middle name)

99 High Street	Boston	MA	02110-2371
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

RECEIVED
FEB 2 8 2005
179

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __William Glavin, President__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Babson Capital Securities, Inc.__ , as of __December 31__ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone   617 988 1000
Fax   617 988 0800
Internet   www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Babson Capital Securities, Inc.:

We have audited the accompanying statement of financial condition of Babson Capital Securities, Inc. (the Company), as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Babson Capital Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 23, 2005

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Financial Condition

December 31, 2004

Assets:		
Cash and cash equivalents	$	392,976
Receivable from affiliate under tax allocation agreement		36,748
Prepaid expenses and other assets		42,965
	$	472,689
Liabilities:		
Accounts payable and accrued expenses	$	60,657
Due to affiliate		2,485
Accrued compensation		3,947
		67,089
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 600 shares		6
Additional paid-in-capital		1,266,231
Accumulated deficit		(860,637)
		405,600
	$	472,689

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Operations

Year ended December 31, 2004

Revenue – interest	$	734
Expenses:		
Compensation		368,053
Registration fees		45,147
Legal fees		13,164
Audit fees		17,000
Filing fees		33,912
Occupancy		27,464
Depreciation		21,558
Office		16,567
Systems		16,380
Bank charges		6,080
Advertising		4,026
Insurance		3,158
Late fees		114
		572,623
Loss before tax benefit		(571,889)
Benefit provided under tax allocation agreement		82,018
Net loss	$	(489,871)

See accompanying notes to financial statements.

3

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance, January 1, 2004	600	$ 6	698,852	(370,766)	328,092
Contributed capital	—	—	567,379	—	567,379
Net loss	—	—	—	(489,871)	(489,871)
Balance, December 31, 2004	600	$ 6	1,266,231	(860,637)	405,600

See accompanying notes to financial statements.

4

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(489,871)
Expenses reimbursed by Babson Capital Management LLC		367,379
Adjustment to reconcile net loss to net cash used for operating activities – change in:		
Receivable from affiliate under tax allocation agreement		92,246
Prepaid expenses and other assets		(5,934)
Accounts payable and accrued expenses		45,429
Accrued compensation		(30,117)
Net cash used for operating activities		(20,868)
Cash flows from financing activity – contribution of capital		200,000
Net increase in cash		179,132
Cash, beginning of year		213,844
Cash, end of year	$	392,976
Noncash capital contribution	$	367,379

See accompanying notes to financial statements.

(1) **Operations and Organization**

Babson Capital Securities Inc. (the Company), organized as a Massachusetts corporation on June 30, 1994, is a wholly owned subsidiary of Babson Capital Management LLC. (Babson Capital) (an indirect subsidiary of Massachusetts Mutual Life Insurance Company).

The Company was the primary underwriter for the DLB family of mutual funds through October 31, 2004, and is registered as a broker and dealer under the Securities Exchange Act of 1934. Certain of the officers and/or directors of the Company are also officers and/or directors of Babson Capital.

The Company was formerly known as Babson Securities Corporation. On July 1, 2004, the Company changed its name to Babson Capital Securities Inc.

(2) **Summary of Significant Accounting Policies**

(a) *Cash and Cash Equivalents*

Cash represents monies held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates market value.

(b) *Income Taxes*

The Company will file its 2004 federal income tax return on a consolidated basis with its parent MassMutual and its eligible consolidated subsidiaries and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides the group members shall be compensated for the use of their losses and credits by other group members.

The Company provides for the financial recording of income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(c) *Expense Agreement*

The Company has an agreement with Babson Capital, under which Babson Capital provides the Company with management, administrative facilities, and services, including the use of Babson Capital's sales personnel. As part of this agreement, Babson Capital acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro-rata use of Babson Capital personnel, applied to those allocable expenses incurred by Babson Capital. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services. In 2004, Babson Capital allocated $367,379 of these expenses to the Company.

In addition, Babson Capital reimburses the Company for its allocated expenses through a capital contribution in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2004 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

(d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

(3) Due to Affiliate

As of December 31, 2004, the Company had an unsecured payable due to Babson Capital in the amount of $2,485. This amount is expected to be repaid in 2005.

(4) Income Taxes

The components of income taxes included in the statement of operations for the year ended December 31, 2004 are as follows:

Income tax benefit:		
Current benefit:		
Federal	$	76,589
State		19,250
Total		95,839
Deferred benefit (expense):		
Federal		(10,632)
State		(3,189)
Total		(13,821)
Income tax benefit	$	82,018
The deferred tax asset is composed of the following:		
State net operating losses	$	16,800
Valuation allowance		(16,800)
Net deferred tax asset	$	—

(Continued)

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon management's projections over the period in which the deferred tax assets are deductible, management has established the valuation allowance reflected above for state net operating losses that it believes that the Company will not realize prior to their expiration.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $324,672, which was $299,672 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2004 was 0.21 to 1.

(6) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Capital – stockholder's equity	$	405,600
Deductions – nonallowable assets:		
Receivable from affiliate under tax allocation agreement		(36,748)
Prepaid expenses and other assets		(42,965)
Haircut on cash equivalents		(1,215)
Net capital	$	324,672
Aggregate indebtedness	$	67,089
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	299,672
Ratio of aggregate indebtedness to net capital		0.21 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2004 and that included herein.

See accompanying independent auditors' report.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone   617 988 1000
Fax   617 988 0800
Internet   www.us.kpmg.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Babson Capital Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Babson Capital Securities Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)



Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2005